For Immediate Release	TSX: THO

TAHOE RESOURCES RECEIVES ENVIRONMENTAL PERMIT TO
COMMENCE UNDERGROUND DEVELOPMENT
Surface rights also acquired

VANCOUVER, B.C. (February 16, 2011) – Tahoe Resources Inc. (TSX: THO) is pleased to announce that the environmental agency responsible for permitting mining activities in Guatemala (MARN) has reviewed and approved the Environmental Impact Assessment (EIA) for the Escobal Project underground exploration program. In addition, the land and surface rights required for the mine and project facilities have been acquired. Tahoe will proceed immediately towards development of infrastructure and excavation of the portal sites for two declines into the Escobal mineral zones.

“The standards required by the professionals at both the Mines and Energy Ministry and the Environment Ministry meet the high level you would exp pect to encounter in North America,” said Kevin McArthur, President and Chief Executive Officer of Tahoe Resources. “Over two years of base-line environmental data collected at the site have been used to design rigorous environmental safeguards into the project work plan. The project incorporates features which will provide the highest levels of environmental protection and workforce safety, while minimizing community impacts. The country of Guatemala has clearly demonstrated that it is open to responsible development of mineral opportunities.”

Work Plan
The underground declines are designed to provide step-out and in-fill drilling platforms for resource enhancement and stope design purposes, to provide acce ess to metallurgical bulk samples, to furnish a valuable training ground for the future underground work force and to allow rapid project development upon full project approval. Decline cross sections are designed to be 6 meters in height and 5 meters in width to allow for 45 tonne truck haulage. During 2011 Tahoe plans to complete 1,950 meters of underground excavation work at Escobal to access drill stations in the East and Central zones of the deposit.

Major equipment has been ordered to implement the work plan, including four 9.5 cubic yard (7.3cubic meter) LHDs, three 45 tonne haul trucks, three rock bolters, three twin-boom jumbos and the ventilation and power generation facilities needed for an operation of this size. Substation equipment has also been ordered for the permanent power, which will require the construction of a 7 kilometer power line later in the year.

Tahoe currently employs 117 people in the San Rafael area in the exploration, community relations, technical and management functions. A variety of tasks to advance the project will be starting within the next few days. A new 1.5 kilometer access road into the project site will be constructed in order to minimize community impacts over the project life. A temporary laydown yard, fuel storage facility, maintenance shop and runoff control facilities will be constructed. Immediately following this work, the portal excavations will commence. Full-scale tunneling operations are expected to be underway in May.

Surface Ownership Acquired
In addition to the acquisition of the permit, the surface rights needed for the full scale Escobal Project have been procured. These surface rights total 250 hectares, entailing the entire project area, including roads, stockpiles, mill site, tailings facility and all infrastructure needed for future full-scale mine development. Owners of the land purchased by Tahoe have been provided an option to re-purchase the land at the end of the mine life and will receive a pro-rata portion of a one-half percent NSR royalty from the production of minerals at the mine.

Full Project Timeline
A preliminary economic assessment (PA) was completed for the Escobal Project in November, 2010 for a 3,500 tonne per day mining and processing operation. The PA calculated a Base Case after-tax NPV of $1.7 billion (using a 5% discount) and an after-tax IRR of 51%. The initial capital cost of the project was estimated to be $326.6 million with sustaining capital costs over the remaining mine-life estimated at $102.2 million. The payback period was estimated at 1.5 years subsequent to reaching commercial production

The mine is fully financed and permit applications for mining and processing operations are planned to be submitted in the second quarter of the year. Contingent on project approval by the permitting agencies and receipt of the exploitation license, it is possible that the mine can be ready for a construction decision by as early as the third quarter of 2011.

Construction is expected to commence in May 2012 or earlier, subject to acquisition of all necessary permits. Production is projected for late 2013 with commercial production commencing in early 2014. The first five years of commercial production at the Escobal Mine are expected to reach 20 million annual ounces of silver at a total cash cost of less than $3.00 per ounce of silver produced, net of by-product credits.

Benefits to Guatemala
The Escobal Project will employ over 800 employees during peak construction and in excess of 500 people throughout the 18 year mine life. The mine will pay annual Guatemalan wages and salaries of approximately $17 million and will contribute approximately $2 million annually in payroll taxes. Income taxes and royalties to the Guatemalan Federal Government will average $16.5 million per year and royalties and taxes to the local governments near the project are expected to average $3 million annually. Expected purchase of goods and services in Guatemala will be $25 million annually with IVA taxes averaging $6 million per year. Goods and services purchased in Guatemala during the three year underground exploration and construction period are expected to reach $70 million. In addition, the Company continues to be involved in and to fund numerous social projects, educational assistance plans, infrastructure improvement campaigns and sustainable agricultural programs in the communities surrounding Escobal Project.

Exploration Update
Excluding the cost of the underground decline project, Tahoe plans to spend $6 million on Escobal drilling and regional exploration in 2011. Surface drilling is projected to total 32,800 meters during the year. The three surface drill rigs on site have been prioritized since August 2010 to provide geotechnical, metallurgical and hydrological data in the Escobal zones. Recently, all drilling has returned to supporting exploration efforts, and two additional drills have been ordered to accelerate step-out and district drilling programs in the coming months.

The exploration program has been designed to meet four objectives: 1) further defining Escobal vein extensions through surface drilling; 2) underground drilling from the exploration declines; 3) upgrading twelve other veins in the district to drill-ready status; and 4) drill testing the top three targets defined by the regional exploration program. The regional area is defined by concessions covering over 2,000 square kilometers in the Escobal district.

Other than ongoing Escobal exploration, drilling has started on the Beto and Margarito veins that transect the Escobal structure. In addition, the more distal Arenas and Sb vein zones are planned for drill testing later in the year. The top three regional targets, also scheduled for drilling later in the year, are the Morales silver-copper target, the San Nicolas high sulfidation system and the three kilometer long Varejones epithermal vein system. A full exploration report detailing progress on these areas is expected by year-end.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal Project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Additional information is available on Tahoe’s website: www.tahoeresourcesinc.com.

Tahoe’s shares are traded on the Toronto Stock Exchange under the symbol THO.

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Cautionary Note
The 43-101 Preliminary Assessment (PA) dated November 2010 is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Consequently there is no certainty that the Preliminary Assessment will be realized. For a full description of known risks that could materially affect potential development of the project, see the Company’s May 27, 2010 long-form prospectus under the heading “Risk Factors” which are incorporated by reference herein and are available on www.sedar.com under the Tahoe Resources profile.

Forward Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, which is also referred to as “forward-looking statements.” Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes future events and conditions related to Tahoe’s plans for exploration and studies at the Escobal project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions on the date of this news release. These are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, Tahoe’s ability to operate in a safe, efficient and effective manner and Tahoe’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. These factors include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s prospectus available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc
Ira M. Gostin, Business Director
investors@tahoeresourcesinc.com
Tel: 775-448-5807
Mobile: 775-771-1461
Fax: 775-562-8888